UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 102

(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o Heat Biologics, Inc.

801 Capitola Drive

Durham, NC 27713

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 102                                              13D                                              Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Wolf
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,731,421*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,731,421*
WITH	10	SHARED DISPOSITIVE POWER 0*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,731,421*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
✓

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%*
14		TYPE OF REPORTING PERSON IN

———————

*

Based on 35,619,846 shares of common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”), outstanding as of April 28, 2017, including an aggregate of 1,331,056 Common Shares issued by the Company in the Pelican Acquisition.  When Mr. Wolf filed his initial Schedule 13D on July 29, 2013, the Company had only 6,086,942 Common Shares outstanding. Mr. Wolf has never sold any Common Shares; however, the increase in the Company’s outstanding Common Shares since July 2013 accounts for the decrease in the percentage of Common Shares beneficially owned by Mr. Wolf. As of the filing date of this Amendment No. 3 to Schedule 13D (“Amendment No. 3”), Mr. Wolf held: (i) 71,230 Common Shares directly (4,881 shares plus 50,000 restricted shares that have vested and been issued to Mr. Wolf plus 16,349 Common Shares issued in the Pelican Acquisition); and (ii) options to purchase an aggregate of 417,513 Common Shares, of which 172,273 shares are vested and currently exercisable or exercisable within 60 days of the date hereof and are included in the beneficial ownership of Mr. Wolf. In addition, Orion Holdings V, LLC, a Delaware limited liability

CUSIP No. 42237K 102                                              13D                                              Page 3 of 10 Pages

company (“Orion”), held 771,723 Common Shares (including 76,070 Common Shares issued in the Pelican Acquisition) and Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), held 716,195 Common Shares  (including 179,333 Common Shares issued in the Pelican Acquisition). Mr. Wolf serves as the managing member of both Orion and Seed-One. Mr. Wolf is deemed to beneficially own the shares held by such entities as in his role as the managing member he has the control over the voting and disposition of any shares held by these entities.

These Common Shares do not include 264,686 Common Shares (86,957 Common Shares previously owned and 177,729 Common Shares issued in the Pelican Acquisition) beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”)) that he may have in such entities. In addition, if the Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by the Company and the market capitalization of the Company is in excess of $250 million for at least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding Common Shares, with an exercise price equal to the then current market price as determined in good faith by the board of directors of the Company.  Mr. Wolf possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, Orion and Seed-One.  As a result of the foregoing, as of the filing date of this Amendment No. 3, Mr. Wolf is deemed to beneficially own an aggregate of 1,731,421 Common Shares, or 4.84% of the outstanding Common Shares.

CUSIP No. 42237K 102                                              13D                                              Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Orion Holdings V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 771,723*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 771,723*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 771,723 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.17%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based on 35,619,846 Common Shares outstanding as of April 28, 2017, including an aggregate of 1,331,056 Common Shares issued by the Company in the Pelican Acquisition.  As a result of the foregoing, as of the filing date of this Amendment No. 3, Orion is deemed to beneficially own 771,723 Common Shares, or 2.17% of the outstanding Common Shares.

CUSIP No. 42237K 102                                              13D                                              Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seed-One Holdings VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 716,195*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 716,195*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,195*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% *
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based on 35,619,846 Common Shares outstanding as of April 28, 2017, including an aggregate of 1,331,056 Common Shares issued by the Company in the Pelican Acquisition.  As of the filing date of this Amendment No. 3, Seed-One held 716,195 Common Shares.  As a result of the foregoing, as of the filing date of this Amendment No. 3, Seed-One is deemed to beneficially own 716,195 Common Shares, or 2.0% of the outstanding Common Shares.

CUSIP No. 42237K 102                                              13D                                              Page 6 of 10 Pages

Item 1.

Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), Amendment No. 1 to the Original 13D, dated February 9, 2017 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), each filed by Mr. Wolf, Orion, and Seed-One.  Mr. Wolf, Orion and Seed-One are collectively referred to as the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1 or Amendment No. 2.

The class of equity securities to which this Amendment No. 3 relates is the common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 801 Capitola Drive, Durham, North Carolina 27713.

Item 2.

Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Mr. Wolf is the managing member of Orion and Seed-One. The address of the principal business office of Mr. Wolf and each of Orion and Seed-One is c/o Heat Biologics, Inc., 801 Capitola Drive, Durham, North Carolina 27713. The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware.

Item 3.

Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

As described more fully under Item 4 below, Mr. Wolf, Orion and Seed-One sold approximately 84.7% of their stock in Pelican Therapeutics, Inc. (“Pelican”), which shares were held in a limited liability company (the “LLC”), to the Company and in exchange received (subject to the escrow described below)their pro rata share of the Cash Consideration and Stock Consideration (each as defined below).  Mr. Wolf, Orion and Seed-One were members of the LLC with Mr. Wolf serving as the managing member. Mr. Wolf, Orion and Seed-One used personal funds to acquire the capital stock in the LLC.

Item 4.

Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

This filing of Amendment No. 3 to Schedule 13D is being made to disclose that none of the Reporting Persons is the beneficial owner of more than 5% of the outstanding Common Shares of the Company.

As previously reported in Amendment No. 2, the Company entered into a Stock Purchase Agreement on March 7, 2017 (the “Purchase Agreement”) with Pelican and certain stockholders in Pelican to purchase 80% of the outstanding capital stock of Pelican on a fully diluted basis (the “Acquisition”).

CUSIP No. 42237K 102                                              13D                                              Page 7 of 10 Pages

On April 6, 2017, the Company delivered to Pelican a funding commitment for Nine Hundred Ten Thousand Two Hundred Thirty One Dollars ($910,231) (the “Funding Commitment”) to facilitate Pelican’s efforts to provide the Company with a fully executed agreement with the Cancer Prevention & Research Institute of Texas (“CPRIT”) with respect to its CPRIT Grant prior to the closing of the transactions contemplated by the Purchase Agreement. Pursuant to the Funding Commitment, the Company committed to provide Pelican with $910,231 in funds in respect of the CPRIT Grant, in exchange for a demand promissory note in the principal amount of $910,231 in the form attached as Exhibit F to the Purchase Agreement.  The Funding Commitment also provided that if Pelican requested the committed funds thereunder prior to the closing of the transactions contemplated by the Purchase Agreement, Pelican would issue to the Company on such date, as an origination fee and for no additional consideration, a number of shares of Pelican common stock as results in the Company owning fifty one percent (51%) of the Pelican’s then outstanding shares of capital stock on a fully diluted basis.

On April 28, 2017, the Company closed the Acquisition (the “Closing”) and entered into Purchase Agreements with additional Pelican stockholders. All but two security holders of Pelican participated in the Acquisition.

Each Pelican Stockholder that participated in the Acquisition (the “Participating Pelican Stockholders”) exchanged approximately 84.7% of their shares of Pelican common stock for a pro rata share of: (i) an aggregate of 1,331,056 Common Shares (the “Stock Consideration”); and (ii) aggregate cash consideration of $500,000 (the “Cash Consideration”), all of which is being held in escrow for a period of six (6) months to secure certain indemnification and other obligations of Pelican and the Participating Pelican Stockholders in connection with the Acquisition.  In addition to the payments described above, under the terms of the Purchase Agreement, the Company agreed to cause Pelican to make cash payments to the Participating Pelican Stockholders upon the achievement of certain clinical and commercialization milestones, as well as low single digit royalty payments and payments upon receipt of sublicensing income, all as described in the Purchase Agreement, which was included as an exhibit to Amendment No. 2. The Cash Consideration will be reduced by the amount by which certain of Pelican’s accrued liabilities are not satisfied for less than $250,000.

The Purchase Agreement contains customary representations, warranties and covenants of the Company, Pelican and the Participating Pelican Stockholders. Subject to certain customary limitations, the Participating Pelican Stockholders have agreed to indemnify the Company and its officers and directors against certain losses related to, among other things, breaches of Pelican’s and the Participating Pelican Stockholders’ representations and warranties, certain specified liabilities and the failure to perform covenants or obligations under the Purchase Agreement.

Mr. Wolf, the Company’s President, Chief Executive Officer and Chairman of the board of directors, Orion and Seed-One were Participating Pelican Stockholders and each sold approximately 84.7% of their shares of capital stock of Pelican in order to meet the 80% closing condition, on the same terms as the other Participating Pelican Stockholders. Mr. Wolf, Orion and Seed-One were members of the LLC with Mr. Wolf serving as the managing member. The LLC owned 61.1% of the outstanding capital stock of Pelican and Orion and Seed-One owned in the aggregate 31.6% of the membership interests of the LLC. The LLC agreed to sell approximately 84.7% of its shares of capital stock of Pelican in order to meet the 80% closing condition, on the same terms as the other Participating Pelican Stockholders. The LLC liquidated concurrently with the Closing and distributed to its members the right to receive on a pro rata basis the Cash Consideration and Stock Consideration held in escrow for six months pursuant to the terms of the Purchase Agreement. Mr. Wolf, Orion and Seed-One received (subject to the escrow) a pro rata share of the Cash Consideration as well as Stock Consideration consisting of an aggregate of 271,752 Common Shares (16,349 shares for Mr. Wolf, 76,070 shares for Orion and 179,333 shares for Seed-One). All of the 271,752 Common Shares issued as Stock Consideration is being held in escrow. In addition, a trust for the benefit of Mr. Wolf’s children (for which Mr. Wolf does not serve as the trustee) directly received a pro rata share of the Cash Consideration and an aggregate of 177,729 shares of Stock Consideration (inclusive of shares  issued upon liquidation of the LLC), all of which is being held in escrow.

The information contained in this Amendment No. 3 regarding the Purchase Agreement and the Company’s acquisition of Pelican is qualified by reference to the Purchase Agreement, which was included as an exhibit to Amendment No. 2, the First Amendment to the Purchase Agreement, dated March 31, 2017 and the Funding Commitment, dated April 6, 2017, copies of which are included as Exhibits 2 and 3 to this Amendment No. 3, and which are incorporated herein by reference.

CUSIP No. 42237K 102                                              13D                                              Page 8 of 10 Pages

Item 5.

Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the aggregate number and percentage of Common Shares deemed beneficially owned by the Reporting Persons (based on 35,619,846 Common Shares outstanding as of April 28, 2017, including an aggregate of 1,331,056 Common Shares issued as Stock Consideration in the Pelican Acquisition) are as follows:

(a)	Common Shares deemed beneficially owned:	Percent of class of Common Shares:
	(i) Mr. Wolf: 1,731,421*	4.84%
	(ii) Orion: 771,723*	2.17%
	(iii) Seed-One: 716,195*	2.0%

(b)	Number of Common Shares as to which Mr. Wolf has:
	(i) Sole power to vote or to direct the vote: 1,731,421*
	(ii) Shared power to vote or to direct the vote: 0*
	(iii) Sole power to dispose or to direct the disposition of: 1,731,421*
	(iv) Shared power to dispose or to direct the disposition of: 0*

	Number of Common Shares as to which Orion has:
	(i) Sole power to vote or to direct the vote: 0*
	(ii) Shared power to vote or to direct the vote: 771,723*
	(iii) Sole power to dispose or to direct the disposition of: 0*
	(iv) Shared power to dispose or to direct the disposition of: 771,723*

	Number of Common Shares as to which Seed-One has:
	(i) Sole power to vote or to direct the vote: 0*
	(ii) Shared power to vote or to direct the vote: 716,195*
	(iii) Sole power to dispose or to direct the disposition of: 0*
	(iv) Shared power to dispose or to direct the disposition of: 716,195*

———————

*

Based on 35,619,846 Common Shares outstanding as of April 28, 2017, including an aggregate of 1,331,056 Common Shares issued by the Company in the Pelican Acquisition.  When Mr. Wolf filed his initial Schedule 13D on July 29, 2013, the Company had only 6,086,942 Common Shares outstanding. Mr. Wolf has never sold any Common Shares; however, the increase in the Company’s outstanding Common Shares since July 2013 accounts for the decrease in the percentage of Common Shares beneficially owned by Mr. Wolf, Orion and Seed-One. As of the filing date of this Amendment No. 3, Mr. Wolf is the beneficial owner of: (a) 54,881 Common Shares held directly by him; (b) stock options to purchase 172,273 Common Shares, which options are currently exercisable or exercisable within 60 days of the date hereof; (c) 771,723 Common Shares held by Orion; and (d) 716,195 Common Shares held by Seed-One.  Mr. Wolf is deemed to beneficially own the shares held by Orion and Seed-One as in his role as the managing member of each entity he has the control over the voting and disposition of any shares held by these entities. Does not include 264,686 Common Shares (86,957 Common Shares previously owned and 177,729 Common Shares issued in the Pelican Acquisition) beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Act) that he may have in such entities. In addition, if the Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by us and the market capitalization of the Company is in excess of $250 million for at least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding Common Shares, at an exercise price equal to the then current market price as determined in good faith by the board of directors.

CUSIP No. 42237K 102                                              13D                                              Page 9 of 10 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in Amendment No. 3 to this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7.

Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1:	Joint Filing Agreement

Exhibit 2:

First Amendment to Stock Purchase Agreement dated March 29, 2017 by and among Heat Biologics, Inc., Pelican Therapeutics, Inc. and Josiah Hornblower as representative of the Stockholders (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-35994)).

Exhibit 3:

Funding Commitment issued by Heat Biologics, Inc. dated April 6, 2017 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2017 (File No. 001-35994)).

CUSIP No. 42237K 102                                              13D                                              Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2017

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 2nd day of May, 2017, among Jeffrey Wolf, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), and Seed-One Holdings VI, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.

Amendment No. 3 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of Heat Biologics, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.

Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member